Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

EMAIL WITH FORM OF RESPONSE SENT TO SELECTED CUSTOMERS

Dear Customer,

Thank you for your request for additional information regarding how your electric accounts would benefit from the proposed Dominion/SCANA merger. Here are the estimated amounts that you would receive plus the annual savings from the proposed 5% rate reduction.  The estimated cash refund is only an estimate based upon your 2016 usage and based upon certain understandings pertaining to a merger that must still be approved. The estimated 5% annual bill reduction is based on same understandings but is based the most current 12-month billing history. Thus, we cannot guarantee their accuracy, and you should not take any actions in reliance upon them.

                                    Estimated                       Estimated Annual
Account #                    Cash Refund                   Bill Reduction

Cash payments proposed to SCE&G electric customers are to be paid via check or equivalent payment mechanism within 90 days after the closing of the merger, subject to approval of the Public Service Commission of South Carolina. Further details of the program will be announced later. The 5% rate reduction would occur as soon as the PSCSC approves it.

This merger is not a done deal, it will require approval from various financial and regulatory agencies.

We believe that this merger and its benefits to customers is the best course of action for our customers. It puts immediate cash back in your business, reduces your rates going forward, freezes our rates for 3 years and provides new electric generation for growth while creating a stronger utility that can meet your growth needs, respond promptly to emergencies and support our community.

If you support what has been proposed, please contact your governmental affairs department or reach out to your elected officials to let them know of your support. Since economic health and growth of our industrial customers is critical to the success of South Carolina’s economy, we believe that the South Carolina Office of Regulatory Staff and your elected officials in the Statehouse want to hear from you on this critical decision.

If you have any questions, please call give me a call.

Your Account Manager

Additional Information
In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of

SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  A definitive proxy statement/prospectus will be sent to SCANA’s shareholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA.  The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.